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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)


                         The Yankee Candle Company, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $0.01 par value
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    984757104
--------------------------------------------------------------------------------
                                 (CUSIP number)

                               Clifton S. Robbins
                             Blue Harbour Group, LP
                         240 Greenwich Avenue, 3rd Floor
                          Greenwich, Connecticut 06830
                                 (203) 422-6540
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            (Name, address and telephone number of person authorized
                     to receive notices and communications)

                                January 18, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

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

----------------------------------------------------------------              ------------------------------------------------------
CUSIP No. 984757104                                                   13D                        Page 2
----------------------------------------------------------------              ------------------------------------------------------
------------------------ -------------------------------------------------------------------- -------------------------------------
1                        NAME OF REPORTING PERSON:                                            Blue Harbour Strategic Value
                                                                                              Partners Master Fund, LP

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):              98-0450159
------------------------ -------------------------------------------------------------------- -------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]

                                                                                                                     (b)  [X]
------------------------ ----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ -------------------------------------- -------------------------------------------------------------------
4                        SOURCE OF FUNDS:                       WC
------------------------ ----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                          [ ]
------------------------ --------------------------------------------------------------- ------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                           Cayman Islands, British West Indies

------------------------ --------- ----------------------------------------------------- ---------------- --------------------------
    NUMBER OF SHARES      7         SOLE VOTING POWER:                                                  0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
------------------------ --------- ----------------------------------------------------- ----------------
                         8         SHARED VOTING POWER:                                        2,314,200
------------------------ --------- ----------------------------------------------------- ----------------
                         9         SOLE DISPOSITIVE POWER:                                             0
------------------------ --------- ----------------------------------------------------- ----------------
                         10        SHARED DISPOSITIVE POWER:                                   2,314,200
------------------------ --------------------------------------------------------------- -------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         2,314,200
------------------------ --------------------------------------------------------------- -------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                               [  ]
                         CERTAIN SHARES:
------------------------ --------------------------------------------------------------- ---------------- --------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        5.3%
------------------------ --------------------------------------------------------------- ---------------- --------------------------
14                       TYPE OF REPORTING PERSON:                                                    PN
------------------------ --------------------------------------------------------------- ---------------- --------------------------

                                       2

----------------------------------------------------------------              ------------------------------------------------------
CUSIP No. 984757104                                                   13D                        Page 3
----------------------------------------------------------------              ------------------------------------------------------

------------------------ --------------------------------------------------------------- -------------------------------------------
1                        NAME OF REPORTING PERSON:                                       Blue Harbour GP, LLC

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):         20-1590782
------------------------ --------------------------------------------------------------- -------------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a)  [ ]
                                                                                                                    (b)  [X]
------------------------ -----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ -------------------------------------- --------------------------------------------------------------------
4                        SOURCE OF FUNDS                        N/A
------------------------ -----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                   [  ]
------------------------ --------------------------------------------------------------- -------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                           Delaware
------------------------ --------- ----------------------------------------------------- --------------- ---------------------------
   NUMBER OF SHARES      7         SOLE VOTING POWER:                                                 0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
------------------------ --------- ----------------------------------------------------- ---------------
                         8         SHARED VOTING POWER:                                      2,314,200
------------------------ --------- ----------------------------------------------------- ---------------
                         9         SOLE DISPOSITIVE POWER:                                            0
------------------------ --------- ----------------------------------------------------- ---------------
                         10        SHARED DISPOSITIVE POWER:                                 2,314,200
------------------------ --------------------------------------------------------------- -------------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:       2,314,200
------------------------ --------------------------------------------------------------- -------------------------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                 [ ]
                         CERTAIN SHARES:
------------------------ --------------------------------------------------------------- --------------- ---------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                      5.3%
------------------------ --------------------------------------------------------------- --------------- ---------------------------
14                       TYPE OF REPORTING PERSON:                                                   OO
------------------------ --------------------------------------------------------------- --------------- ---------------------------

                                       3

----------------------------------------------------------------              ------------------------------------------------------
CUSIP No. 984757104                                                   13D                        Page 4
----------------------------------------------------------------              ------------------------------------------------------

------------------------ -------------------------------------------------------------------- --------------------------------------
1                        NAME OF REPORTING PERSON:                                            Blue Harbour Group, LP

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):              56-2457376
------------------------ -------------------------------------------------------------------- --------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a)  [ ]
                                                                                                                    (b)  [X]
------------------------ -----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ -------------------------------------- --------------------------------------------------------------------
4                        SOURCE OF FUNDS                        N/A
------------------------ -----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) OR 2(e):                                                                                          [ ]
------------------------ -------------------------------------------------------------------- --------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                                Delaware
------------------------ --------- ---------------------------------------------------------- --------------- ----------------------
   NUMBER OF SHARES      7         SOLE VOTING POWER:                                                      0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
------------------------ --------- ---------------------------------------------------------- ---------------
                         8         SHARED VOTING POWER:                                            2,314,200
------------------------ --------- ---------------------------------------------------------- ---------------
                         9         SOLE DISPOSITIVE POWER:                                                 0
------------------------ --------- ---------------------------------------------------------- ---------------
                         10        SHARED DISPOSITIVE POWER:                                       2,314,200
------------------------ -------------------------------------------------------------------- --------------------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:             2,314,200
------------------------ -------------------------------------------------------------------- --------------- ----------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                          [ ]
                         SHARES:
------------------------ -------------------------------------------------------------------- --------------- ----------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            5.3%
------------------------ -------------------------------------------------------------------- --------------- ----------------------
14                       TYPE OF REPORTING PERSON:                                                        PN
------------------------ -------------------------------------------------------------------- --------------- ----------------------


                                       4

----------------------------------------------------------------              ------------------------------------------------------
CUSIP No. 984757104                                                   13D                        Page 5
----------------------------------------------------------------              ------------------------------------------------------

------------------------ ------------------------------------------------------------------- ---------------------------------------
1                        NAME OF REPORTING PERSON:                                           Blue Harbour Holdings, LLC

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):             20-1590711
------------------------ ------------------------------------------------------------------- ---------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                           (a)  [ ]
                                                                                                                     (b)  [X]
------------------------ -----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ -------------------------------------- --------------------------------------------------------------------
4                        SOURCE OF FUNDS                        N/A
------------------------ -----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                          [ ]
------------------------ --------------------------------------------------------------- -------------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                           Delaware
------------------------ --------- ----------------------------------------------------- ---------------- --------------------------
   NUMBER OF SHARES      7         SOLE VOTING POWER:                                                  0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
------------------------ --------- ----------------------------------------------------- ----------------
                         8         SHARED VOTING POWER:                                        2,314,200
------------------------ --------- ----------------------------------------------------- ----------------
                         9         SOLE DISPOSITIVE POWER:                                             0
------------------------ --------- ----------------------------------------------------- ----------------
                         10        SHARED DISPOSITIVE POWER:                                   2,314,200
------------------------ --------------------------------------------------------------- ---------------- --------------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:         2,314,200
------------------------ --------------------------------------------------------------- ---------------- --------------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                                  [ ]
                         CERTAIN SHARES:
------------------------ --------------------------------------------------------------- ---------------- --------------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                        5.3%
------------------------ --------------------------------------------------------------- ---------------- --------------------------
14                       TYPE OF REPORTING PERSON:                                                    OO
------------------------ --------------------------------------------------------------------- -------------------------------------


                                       5

----------------------------------------------------------------              ------------------------------------------------------
CUSIP No. 984757104                                                   13D                        Page 6
----------------------------------------------------------------              ------------------------------------------------------

------------------------ --------------------------------------------------------------------- -------------------------------------
1                        NAME OF REPORTING PERSON:                                             Clifton S. Robbins

                         IRS IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):
------------------------ --------------------------------------------------------------------- -------------------------------------
2                        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                                          (a)  [ ]
                                                                                                                    (b)  [X]
------------------------ -----------------------------------------------------------------------------------------------------------
3                        SEC USE ONLY
------------------------ -------------------------------------- --------------------------------------------------------------------
4                        SOURCE OF FUNDS                        N/A
------------------------ -----------------------------------------------------------------------------------------------------------
5                        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM
                         2(d) or 2(e):                                                                                          [ ]
------------------------ --------------------------------------------------------------------- -------------------------------------
6                        CITIZENSHIP OR PLACE OF ORGANIZATION:                                 United States of America
------------------------ --------- ----------------------------------------------------------- -------------- ----------------------
   NUMBER OF SHARES      7         SOLE VOTING POWER:                                                 0

     BENEFICIALLY
       OWNED BY

         EACH
       REPORTING

      PERSON WITH
------------------------ --------- ----------------------------------------------------------- -------------- ----------------------
                         8         SHARED VOTING POWER:                                            2,314,200
------------------------ --------- ----------------------------------------------------------- -------------- ----------------------
                         9         SOLE DISPOSITIVE POWER:                                                 0
------------------------ --------- ----------------------------------------------------------- -------------- ----------------------
                         10        SHARED DISPOSITIVE POWER:                                       2,314,200
------------------------ --------------------------------------------------------------------- -------------- ----------------------
11                       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:             2,314,200
------------------------ --------------------------------------------------------------------- -------------- ----------------------
12                       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN                                         [ ]
                         SHARES:
------------------------ --------------------------------------------------------------------- -------------- ----------------------
13                       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):                            5.3%
------------------------ --------------------------------------------------------------------- -------------- ----------------------
14                       TYPE OF REPORTING PERSON:                                                        IN
------------------------ --------------------------------------------------------------------- -------------- ----------------------

ITEM 1.  SECURITY AND ISSUER.

           The title and class of equity security to which this Statement on
Schedule 13D relates is the common stock, par value $0.01 per share ("Common Stock"), of The Yankee Candle Company, Inc., a Massachusetts corporation (the "Company"). The address of the Company's principal executive offices is 16 Yankee Candle Way, South Deerfield, Massachusetts 01373.

ITEM 2.  IDENTITY AND BACKGROUND.

           This Statement is being filed by and on behalf of Blue Harbour Strategic Value Partners Master Fund, LP, a Cayman Islands exempted limited partnership (the "Fund"), Blue Harbour GP, LLC, a Delaware limited liability company ("Fund GP"), Blue Harbour Group, LP, a Delaware limited partnership ("Manager"), Blue Harbour Holdings, LLC, a Delaware limited liability company ("Manager GP"), and Clifton S. Robbins, a citizen of the United States of America ("Mr. Robbins"). The Fund, Fund GP, Manager, Manager GP and Mr. Robbins are herein sometimes referred to each as a "Reporting Person" and collectively as the "Reporting Persons."

           The address of the principal office of each of the Fund, Manager, Manager GP and Fund GP is 240 Greenwich Avenue, 3rd Floor, Greenwich, Connecticut 06830, and Mr. Robbins' business address is c/o Manager at the foregoing address. Mr. Robbins is the Chief Executive Officer of Manager.

           The Fund is principally involved in the business of investing in securities. Fund GP is principally involved in the business of serving as the general partner of the Fund. Manager is principally involved in the business of providing investment advisory and investment management services to the Fund and its affiliates and, among other things, exercises all voting and other powers and privileges attributable to any securities held for the Fund's account. Manager GP is principally involved in the business of serving as the general partner of Manager.

           During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their officers and directors, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           The 2,314,200 shares of Common Stock reported herein by the Reporting Persons were acquired by the Fund for an aggregate purchase price of approximately $54,878,570. The shares of Common Stock that are reported on this Statement on Schedule 13D were acquired with the Fund's working capital.

ITEM 4.  PURPOSE OF TRANSACTION.

           The Reporting Persons have acquired the Company's Common Stock for investment purposes, and such purchases have been made in the Reporting Persons' ordinary course of business.

           In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the securities of the Company at times, and in such manner, as they deem advisable to benefit from changes in market prices of such securities, changes in the Company's operations, business strategy or prospects, or from a sale or merger of the Company. To evaluate such alternatives, the Reporting Persons will routinely monitor the Company's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as alternative investment opportunities, liquidity requirements of the Reporting Persons and other investment considerations.

           Consistent with its investment research process, the Reporting Persons may engage in communications regarding such matters with management or Directors of the Company, other current or prospective shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit and other investors. Such factors and discussions may materially affect, and result in, the Reporting Persons' modifying their ownership of securities of the Company, exchanging information with the Company pursuant to appropriate confidentiality or similar agreements, proposing changes in the Company's operations, governance or capitalization, or in proposing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

           The Reporting Persons reserve the right to formulate other plans and/or make other proposals, and take such actions with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, or acquire additional securities of the Company or dispose of all the securities of the Company beneficially owned by them, in public market or privately negotiated transactions. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           (a) - (b) The responses of the Reporting Persons to Rows (7) through
(13) of the cover pages of this Statement on Schedule 13D are incorporated herein by reference. As of January 26, 2006, the Fund beneficially owned 2,314,200 shares of Common Stock, representing approximately 5.3% of the outstanding shares of Common Stock (such percentage being based on the number of shares of Common Stock outstanding as of November 7, 2005 as set forth in the Company's Report on Form 10-Q for the quarterly period ended October 1, 2005).

           The Fund is the direct owner of the shares of Common Stock reported on this Statement on Schedule 13D. For purposes of disclosing the number of shares beneficially owned by each of the Reporting Persons, Fund GP, as general partner of the Fund, Manager, as the investment manager of the Fund, Manager GP as the general partner of Manager, and Mr. Robbins, as controlling owner of Fund GP and Manager GP (in addition to serving as Chief Executive Officer of Manager) may be deemed to own beneficially (as that term is defined in Rule 13d-3 under the Securities Exchange Act of 1934) all shares of the Common Stock that are owned beneficially and directly by the Fund. Fund GP, Manager, Manager GP and Mr. Robbins disclaims beneficial ownership of such shares for all other purposes.

           (c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past sixty (60) days by any of the Reporting Persons. All such transactions were effected in the open market, unless otherwise noted.

                             Number of
        Reporting              Shares          Price
          Person             Purchased       Per Share               Date
          ------             ---------       ---------               ----
           Fund                10,000          $24.99              1/11/2006
           Fund                24,700          $24.99              1/11/2006
           Fund                18,700          $25.00              1/11/2006
           Fund                36,000          $24.97              1/12/2006
           Fund                45,200          $25.00              1/12/2006
           Fund                35,000          $24.46              1/17/2006
           Fund                8,800           $24.45              1/18/2006
           Fund                100,000         $24.48              1/18/2006
           Fund                2,700           $24.74              1/20/2006
           Fund                200             $24.75              1/23/2006
           Fund                25,500          $25.00              1/26/2006


           (d) Not applicable.

           (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           Except as set forth herein, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to the Common Stock.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.


EXHIBIT 1 Agreement as to Joint Filing of Schedule 13D, dated January 26, 2006, by and among the Fund, Fund GP, Manager, Manager GP and Mr. Robbins.

                                   SIGNATURES

           After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.



January 26, 2006                            BLUE HARBOUR STRATEGIC VALUE
                                            PARTNERS MASTER FUND, LP

                                            By:  Blue Harbour GP, LLC,  its
                                                 general partner

                                                By:     /s/ Clifton S. Robbins
                                                        ------------------------
                                                Name:   Clifton S. Robbins
                                                Title:  Managing Member


January 26, 2006                            BLUE HARBOUR GP, LLC

                                            By:      /s/ Clifton S. Robbins
                                                   -----------------------------
                                            Name:  Clifton S. Robbins
                                            Title: Managing Member


January 26, 2006                            BLUE HARBOUR GROUP, LP

                                            By:  Blue Harbour Holdings, LLC, its
                                                 general partner

                                                By:    /s/ Clifton S. Robbins
                                                       -------------------------
                                                Name:  Clifton S. Robbins
                                                Title: Managing Member


January 26, 2006                            BLUE HARBOUR HOLDINGS, LLC

                                            By:    /s/ Clifton S. Robbins
                                                   -----------------------------
                                            Name:  Clifton S. Robbins
                                            Title: Managing Member


January 26, 2006                            /s/ Clifton S. Robbins
                                            ------------------------------------
                                            Name:   Clifton S. Robbins